Exhibit 12.1

Earnings
Rate of Income to Fixed Charges

The following table sets forth the calculation of our ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands).

	Year Ended December 31, 2011		Year Ended December 31, 2010		Period commencing September 22, 2009 through December 31, 2009

Net income before taxes	$108,396		$11,887		$(1,008)
Add: fixed charges (interest expense)	2,370		5,279		26
Earnings as adjusted:	110,766		17,166		(982)
Fixed Charges: (interest expense + preferred dividend)	2,370		5,279		26
Interest Expense	2,370		5,279		26
Preferred Dividends	-		-		-
Ratio of earning to fixed charges	46.74	x	3.25	x	(37.77x	)
Ratio of earning to combined fixed charges and preferred stock dividends	46.74	x	3.25	x	(37.77x	)